Exhibit 99.1
CHINA FINANCE ONLINE REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR 2008 RESULTS
(Beijing, China, March 9, 2009) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the fourth quarter and the full year ended December 31, 2008:
Q4 2008 Highlights

	Fourth Quarter
	2008	2007
1) Financial Data:	(in thousands of U.S. dollars, except per ADS data)
Net revenues	$15,281	$8,882
GAAP net income (loss)	6,192	(8,369)
Non-GAAP net income	7,811	3,633
GAAP net income per ADS
Basic	$0.31	$(0.43)
Diluted	$0.28	$(0.43)
Non-GAAP net income per ADS
Basic	$0.39	$0.18
Diluted	$0.36	$0.16

2) Operating Data:
Registered users	11,320,000	9,000,000
Active paid individual subscribers	116,200	56,200
*	Net revenues reached $15.28 million for Q4 2008, up 72% year-over-year and flat from the third quarter of 2008, exceeding the high end of the Company’s prior guidance of $14.5 to 15.0 million.

*
GAAP net income was $6.19 million for Q4 2008, compared to net loss of $8.37 million for the fourth quarter of 2007. Both basic and diluted GAAP net income per share were $0.06 for Q4 2008, and basic and diluted GAAP net income per ADS were $0.31 and $0.28 for Q4 2008, respectively.

*
Non-GAAP net income, which is defined as net income excluding stock-based compensation expenses, was $7.81 million for Q4 2008. Non-GAAP basic and diluted net income per share were $0.08 and $0.07 for Q4 2008, respectively. And non-GAAP basic and diluted net income per ADS were $0.39 and $0.36 for Q4 2008, respectively.

*
Registered user accounts of jrj.com and stockstar.com grew to 11.32 million, an increase of 420,000 from the previous quarter. Active paid individual subscribers, which refer to individual investors who subscribe for a fee to our products through downloading, via web or by mobile phones, grew to 116,200. As of December 31, 2008, our Hong Kong brokerage operation Daily Growth, which was acquired in November, 2007, had approximately 1,250 customer accounts.

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Measures” and “ Reconciliations from net income to EBITDA and adjusted EBITDA”.
Full year 2008 Highlights

	Year ended Dec. 31
	2008	2007
	(in thousands of U.S. dollars, except per ADS data)
Net revenues	$56,243	$25,903
GAAP net income (loss)	19,034	(4,130)
Non-GAAP net income	26,597	9,943
GAAP net income per ADS
Basic	$0.96	$(0.22)
Diluted	$0.84	$(0.22)
Non-GAAP net income per ADS
Basic	$1.34	$0.51
Diluted	$1.18	$0.45
*	Net revenues increased by 117% to $56.24 million in 2008 from $25.90 million in 2007.

*
Non-GAAP net income, excluding stock-based compensation expenses of $7.56 million, was $26.60 million for the full year 2008, up 167% year-on-year. Non-GAAP basic and diluted net income per share were $0.27 and $0.24, respectively, and non-GAAP basic and diluted net income per ADS were $1.34 and $1.18 for 2008, respectively.

Q4 2008 Financial Results
Net Revenues:
For the fourth quarter of 2008, China Finance Online reported net revenues of $15.28 million, compared to $8.88 million for the same period in 2007, and $15.23 million for the third quarter of 2008, up 72% year-over-year and almost flat quarter-over-quarter. Revenues from subscription service fees paid by individual customers were $12.27 million in the fourth quarter of 2008, representing 80% of net revenues for the quarter. Revenues from mobile value added services were $197,000, representing 1% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers were $248,000 in the fourth quarter of 2008, representing 2% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $839,000, representing 6% of net revenues for the quarter. Revenues from brokerage-related services, provided by Daily Growth, the Hong Kong securities brokerage firm which was acquired in November 2007, were $187,000 in the fourth quarter of 2008, representing 1% of net revenue for the quarter. Other revenues were $1.54 million, which mainly came from IT project outsourcing, representing 10% of net revenues for the quarter.

Revenues breakdown is summarized in the following table:

	Three months ended
	December 31, 2008		September 30, 2008		December 31, 2007
	(In thousands of U.S. dollars)
1) Subscription service fees paid by individual customers	12,272	80%	13,377	88%	7,759	87%
2) Revenues from mobile value added services	197	1%	170	1%	384	4%
3) Subscription service fees paid by institutional customers	248	2%	407	3%	229	3%
4) Revenues from advertising-related business	839	6%	764	5%	408	5%
5) Revenues from brokerage-related services	187	1%	496	3%	81	1%
6) Revenues from others	1,538	10%	14	<1%	21	<1%
Total net revenues	15,281	100%	15,228	100%	8,882	100%
Gross Profit:
Gross profit for the quarter was $12.50 million, compared to $7.56 million for the same period in 2007 and $12.46 million for the third quarter of 2008. Gross margin was 82% in the fourth quarter, compared to 85% in the same period of 2007 and 82% in the third quarter of 2008.
A large portion of costs of revenue are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Website maintenance expenses for the fourth quarter of 2008 was $1.08 million in the quarter, compared to $903,000 for the fourth quarter of 2007 and $1.33 million for the previous quarter. As a percentage of net revenue, website maintenance expenses for the fourth quarter of 2008 was 7%, compared to 10% for the fourth quarter of 2007 and 9% for the previous quarter.

Operating Expenses:
Operating expenses for the fourth quarter of 2008 totalled $9.13 million compared to $5.93 million for the same period in 2007 and $8.56 million for the previous quarter. Excluding stock-based compensation of $1.62 million, operating expenses was $7.51 million for the fourth quarter of 2008, compared to $5.05 million for the fourth quarter of 2007 and $6.95 million for the third quarter of 2008. As a percentage of net revenue for the quarter, operating expenses excluding stock-based compensation were 49%, compared to 57% for the fourth quarter of 2007 and 46% for the third quarter of 2008.
•
General and administrative expenses for the quarter were $3.43 million, compared to $2.63 million for the same period in 2007 and $3.42 million from the previous quarter. Excluding stock-based compensation of $1.59 million, general and administrative expenses were $1.85 million for the fourth quarter, compared to $1.83 million in the fourth quarter of 2007 and $1.88 million in the previous quarter. As a percentage of net revenue, general and administrative expenses excluding stock-based compensation for the fourth quarter was 12%, and compared to 21% for the fourth quarter of 2007 and 12% for the third quarter of 2008.

•
Sales and marketing expenses for the fourth quarter were $3.79 million, compared to $2.43 million for the same period in 2007 and $3.64 million for the previous quarter. Excluding stock-based compensation of $19,000, sales and marketing expenses was $3.77 million for the fourth quarter, compared to $2.39 million in the fourth quarter of 2007 and $3.58 million in the previous quarter. As a percentage of net revenue, sales and marketing expenses excluding stock-based compensation for the fourth quarter was 25%, and decreased from 27% for the same quarter in 2007, and increase from 24% for the third quarter of 2008.

•
Product development expenses for the fourth quarter were $1.91 million, compared to $865,000 for the same period in 2007 and $1.49 million for the previous quarter. Excluding stock-based compensation of $12,000, product development expenses were $1.89 million, compared to $832,000 in the fourth quarter of 2007 and $1.48 million in the previous quarter. As a percentage of net revenue, product development expenses excluding stock-based compensation for the fourth quarter was 12%, increased from 9% for the fourth quarter of 2007, and 10% for the previous quarter.

Income from Operations:
Income from operations for the fourth quarter of 2008 was $3.81 million, compared to $1.77 million for the same quarter in 2007 and $3.90 million for the third quarter of 2008. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses of $1.62 million, was $5.43 million for the quarter, compared to $2.64 million for the same quarter in 2007 and $5.52 million for the third quarter of 2008.
Net Income and Non-GAAP Net Income:
Net income for the fourth quarter was $6.19 million, compared to net loss of $8.37 million for the fourth quarter of 2007 and net income of $4.77 million for the third quarter of 2008. Net income margin was 41% for Q4 2008, compared to -94% for the same period in 2007 and 31% for the third quarter of 2008.

Total income tax benefit for the quarter was $2.18 million, compared to $398,000 for the same period in 2007 and $248,000 for the previous quarter.
Non-GAAP net income, which is defined as net income excluding stock-based compensation expenses, was $7.81 million for the fourth quarter of 2008, compared to $3.63 million for the fourth quarter of 2007, and $6.38 million for the third quarter of 2008. Excluding stock-based compensation expenses, non-GAAP net income margin for the fourth quarter of 2008 was 51%, compared to non-GAAP net income margin of 41% for the same period in 2007 and 42% for the third quarter of 2008.
As part of the net income for the fourth quarter, the Company recorded a foreign exchange loss of $123,000, compared with net foreign exchange gain of $220,000 from the fourth quarter of 2007 and $184,000 from the previous quarter.
Deferred Revenue:
Deferred revenue at the end of the fourth quarter of 2008, which represents prepaid service fees made by customers for subscription services that have not been rendered as of December 31, 2008, was $36.99 million, with current deferred revenue of $28.20 million and non-current deferred revenue of $8.79 million.
Cash and Cash Equivalents:
Balance of cash and cash equivalents was approximately $97.54 million at the end of the fourth quarter of 2008, including cash denominated in RMB with an equivalent to $80.31 million and cash denominated in other foreign currencies with an equivalent to $17.23 million.
Cash Flow:
Cash inflow from subscription services provided to individual customers was $13.92 million, compared to $13.73 million for the fourth quarter of 2007 and $14.53 million for the previous quarter.
Adjusted EBITDA (Non-GAAP):
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, loss from impairment of cost method investment and stock-based compensation expenses, was $6.11 million for the fourth quarter of 2008, compared to $2.96 million in the fourth quarter of 2007 and $6.10 million in the previous quarter.

Full year 2008 Financial Results
For the full year ended December 31, 2008 net revenues increased by 117% to $56.24 million from $25.90 million in 2007.
Gross profit in 2008 increased by 118% to $46.88 million from $21.47 million in 2007. Gross margin in 2008 was 83% compared with 83% in 2007.
Total operating expenses in 2008 were $34.05 million, compared to $16.98 million in 2007.
Income from operations in 2008 was $13.26 million, compared to $4.64 million in 2007.
Non-GAAP net income in 2008, excluding stock-based compensation expenses of $7.56 million, was $26.60 million, up 167% from $9.94 million, excluding stock-based compensation expenses of $2.95 million and the investment impairment of $11.13 million in Moloon in 2007.
Non-GAAP net income margin in 2008 was 47%, compared to non-GAAP net income margin of 38% in 2007.
Net income in 2008 was $19.03 million, compared to net loss in 2007 was $4.13 million. Net income margin was 34% in 2008, and -16% for full year 2007.
Other Operating Metrics
As of December 31, 2008, the Company has 11.32 million registered user accounts on its two websites jrj.com and stockstar.com, compared to 10.90 million in the previous quarter, an increase of 420,000 quarter-on-quarter.
Active paid individual subscribers grew to 116,200 at the end of the fourth quarter 2008.
As of December 31, 2008, our Hong Kong based brokerage service Daily Growth, which was acquired in November 2007, had approximately 1,250 customer accounts.
Outlook for First Quarter 2009 and Full Year 2009
The Company currently expects to generate net revenues in an amount ranging from $10.5 million to $11.5 million for the first quarter of 2009, compared to $11.05 million in the corresponding period in 2008, and $15.28 million in the prior quarter.
The projected sequential decline in net revenues in the first quarter of 2009 primarily reflects the termination of TopView product starting January 1st, 2009 and continued challenging market environment. While we started to offer alternative products to TopView customers during the fourth quarter of 2008, the negative impact from the termination of TopView may still be material to our business in 2009. We also expect a broader and deeper global recession in the coming quarters that may meaningfully impact our operations through 2009 as Chinese investors turning more cautious.

For 2009, the Company will focus effort and invest resources to upgrade key areas of its operations, such as people, data, products, customers, technologies and execution, thus build a solid foundation to sustain healthy long-term growth. At the same time, management understand challenges ahead and will be extremely prudent to manage balance sheet while deploying necessary resources in core areas. The Company intends to achieve free cash flow positive in 2009 on a full year basis, excluding potential M&A activities.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
Conference Call
China Finance Online’s management team will host a conference call at 8:00PM Eastern Standard Time on March 9, 2009 (or 8:00AM March 10, 2009 in the Beijing/HK time zone) following the announcement to discuss detailed operating results
The conference call will be available on webcast live and replay at: http://tinyurl.com/bsb3rz. The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 1133.
A replay of the conference call will be available from approximately 12:00PM Eastern Standard Time on March 9, 2009 (or 12:00AM March 10, 2009, in the Beijing/HK time zone) to 12:00PM Eastern Standard Time on March 16, 2009 (or 12:00AM March 17, 2009 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-866-572-7808, Hong Kong Dial-in Number +852-3012-8000, and access code: 021525.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but not limited to the impact of the global economic crisis, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2007, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share and net income per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses due to the adoption of SFAS 123R, which became effective on January 1, 2006. Adjusted EBITDA (non-GAAP) is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, loss from impairment of cost method investment and stock-based compensation expenses. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 5832-5288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Dec. 2008	Dec. 2007
Assets
Current assets:
RMB account	80,308	51,129
Foreign currency account	17,236	23,600
Cash and cash equivalents	97,544	74,729
Trust bank balances held on behalf of customers	2,010	2,850
Advance to employees	161	1,673
Accounts receivable, net	2,876	1,491
Prepaid expenses and other current assets	8,464	2,947
Deferred tax assets, current	2,069	1,130

Total current assets	113,124	84,820

Cost method investment	1,480	1,480
Property and equipment, net	8,589	5,455
Acquired intangible assets, net	3,473	1,938
Rental deposits	592	500
Goodwill	12,019	9,652
Deferred tax assets, non-current	1,747	14
Other deposits	218	25

Total assets	141,242	103,884

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	28,202	20,457
Accrued expenses and other current liabilities	4,779	6,951
Amount due to customers for trust bank balances held on behalf of customers	2,010	2,850
Accounts payable	222	764
Income taxes payable	142	12

Total current liabilities	35,355	31,034

Deferred tax liability, non-current	623	352
Deferred revenue, non-current	8,786	4,665

Total liabilities	44,764	36,051

Minority interests	—	471

Total shareholders’ equity	96,478	67,362

Total liabilities and shareholders’ equity	141,242	103,884

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended			Year ended Dec. 31
	Dec. 31, 2008	Dec. 31, 2007	Sep. 30, 2008	2008	2007
Net revenues	15,281	8,882	15,228	56,243	25,903
Cost of revenues (includes share-based compensation expenses of $0, $0, $0, $0 and $16 respectively)	(2,781)	(1,323)	(2,768)	(9,367)	(4,427)

Gross profit	12,500	7,559	12,460	46,876	21,476

Operating expenses
General and administrative (includes share-based compensation expenses of $1,588, $797, $1,539, $7,291 and $2,668 respectively)	(3,434)	(2,631)	(3,422)	(14,894)	(7,784)
Sales and marketing (includes share-based compensation expenses of $19, $45, $61, $213 and $139 respectively)	(3,789)	(2,430)	(3,641)	(13,521)	(6,924)
Product development (includes share-based compensation expenses of $12, $33, $11, $59 and $123 respectively)	(1,906)	(865)	(1,493)	(5,635)	(2,269)

Total operating expenses	(9,129)	(5,926)	(8,556)	(34,050)	(16,977)
Subsidy income	437	136	—	437	136
Income from operations	3,808	1,769	3,904	13,263	4,635
Interest income	404	355	515	1,608	1,105
Investment loss	(59)	—	(76)	(135)	—
Other income (loss), net	(22)	1	(3)	(34)	9
Exchange gain (loss), net	(123)	220	184	1,490	424

Income before income tax benefit	4,008	2,345	4,524	16,192	6,173
Income tax benefit	2,184	398	248	2,584	809
Purchased pre-acquisition earning	—	—	—	227	—
Minority interests in net income of consolidated subsidiary	—	15	—	31	15
Loss from impairment of cost method investment	—	(11,127)	—	—	(11,127)

Net income (loss)	6,192	(8,369)	4,772	19,034	(4,130)
Income (loss) attributable to ordinary shareholders	6,192	(8,369)	4,772	19,034	(4,130)
Income (loss) per share Basic	0.06	(0.09)	0.05	0.19	(0.04)
Diluted	0.06	(0.09)	0.04	0.17	(0.04)
Income (loss) per ADS
Basic	0.31	(0.43)	0.24	0.96	(0.22)
Diluted	0.28	(0.43)	0.21	0.84	(0.22)
Weighted average ordinary shares
Basic	99,287,039	98,191,578	99,059,916	98,957,993	94,500,529
Diluted	109,617,128	98,191,578	113,911,176	113,020,865	94,500,529
Weighted average ADSs
Basic	19,857,408	19,638,316	19,811,983	19,791,599	18,900,106
Diluted	21,923,426	19,638,316	22,782,235	22,604,173	18,900,106

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Dec. 31, 2008	Dec. 31, 2007	Sep. 30, 2008
Cash flows from operating activities:
Net income (loss)	6,192	(8,369)	4,772
Minority interests	—	(15)	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	1,619	875	1,611
Depreciation and amortization	681	316	580
Deferred taxes	(2,320)	(349)	(249)
Income from disposal of cost method investment	—	11,127	—
Loss on disposal of property and equipment	5	23	16
Loss from short term investments	59	—	76
Changes in assets and liabilities:
Accounts receivable	1,535	667	56
Prepaid expenses and other current assets	2,749	(420)	(4,446)
Advance to employees	2,555	(233)	(500)
Trust bank balances held on behalf of customers	214	(465)	2,567
Rental deposits	1	(380)	(2)
Deferred revenue	1,870	5,660	54
Accounts payable	(13)	(98)	38
Amount due to customers for trust bank balances held on behalf of customers	(214)	465	(2,567)
Accrued expenses and other current liabilities	(705)	2,114	(1,312)
Income taxes payable	142	(43)	(6)
Net cash provided by operating activities	14,370	10,875	688

Cash flows from investing activities:
Acquisition of businesses	1,520	(994)	(3,583)
Purchase of property and equipment	(633)	(1,567)	(1,325)
Proceeds from disposal of fixed assets	—	2	—
Net cash provided (used) in investing activities	887	(2,559)	(4,908)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	12	876	194
Proceeds from exercise of options granted to non-employee	8	261	42
Net cash provided by financing activities	20	1,137	236

Effect of exchange rate changes	(128)	1,194	451

Net increase (decrease) in cash and cash equivalents	15,149	10,647	(3,533)
Cash and cash equivalents, beginning of quarter	82,395	64,082	85,928
Cash and cash equivalents, end of quarter	97,544	74,729	82,395

Non-GAAP Measures

	Three months ended			Three months ended			Three months ended
	Dec. 31, 2008			Dec. 31, 2007			Sep. 30, 2008
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income from operations	3,808	1,619	5,427	1,769	875	2,644	3,904	1,611	5,515

	Year ended Dec. 31, 2008			Year ended Dec. 31, 2007
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)
Income from operations	13,263	7,563	20,826	4,635	2,946	7,581

	Three months ended			Three months ended				Three months ended
	Dec. 31, 2008			Dec. 31, 2007				Sep. 30, 2008
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)				(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP			Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment		Results	Result	Adjustment	Results
		(a)			(a)	(b)			(a)
Net income (loss)	6,192	1,619	7,811	(8,369)	875	11,127	3,633	4,772	1,611	6,383

	Year ended Dec. 31, 2008			Year ended Dec. 31, 2007
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP			Non-GAAP
	Result	Adjustment	Results	Result	Adjustment		Results
		(a)			(a)	(b)
Net income (loss)	19,034	7,563	26,597	(4,130)	2,946	11,127	9,943

(a)	The adjustment is for share-based compensation expenses.

(b)	The adjustment is for investment impairment.

Reconciliations from net income to EBITDA and adjusted EBITDA

	Three months ended	Three months ended	Three months ended
	Dec. 31, 2008	Dec. 31, 2007	Sep. 30, 2008
	(U.S. Dollar in thousands)
Net income (loss)	6,192	(8,369)	4,772
Adjustment
Interest income	(404)	(355)	(515)
Income tax benefit	(2,184)	(398)	(248)
Loss from impairment of cost method investment	—	11,127	—
Other income and expenses	204	(236)	(105)
Depreciation	576	241	498
Amortization of intangibles and others	105	75	82
Share-based compensation	1,619	875	1,611
Adjusted EBITDA	6,108	2,960	6,095